Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent the inclusion in this Registration Statement of HW Electro Co., Ltd. on Form F-1 of our report dated May 8, 2025, which included an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of HW Electro Co., Ltd in Form F-1, under the Securities Act of 1933 with respect to the balance sheets of HW Electro Co., Ltd. (the “Company”) as of September 30, 2024 and 2023, and the related statements of operations and comprehensive loss, change in shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended September 30, 2024, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
May 8, 2025	Certified Public Accountants
PCAOB ID: 1171